Room 4561

								June 9, 2005

Dan Carl
Vice President, General Counsel and Secretary
Sybase, Inc.
One Sybase Drive
Dublin, CA  94568

	Re:    	Sybase, Inc.
		Registration Statement on Form S-3
		Filed May 10, 2005
		File No. 333-124768
		Form 10-K for the year ended December 31, 2004
		Form 10-Q for the period ended March 31, 2005
		File No. 1-16493

Dear Mr. Carl:

      We have limited our review of the above-referenced Form S-3 registration statement to the selling shareholder table, plan of distribution and incorporation by reference and to the controls and procedures disclosure in the above-cited Form 10-K. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Securityholders
1. Your selling securityholder table contains a line item for "Any other holder of notes or future transferee or pledgee." In a paragraph following the table you indicate that you intend to set forth information about other selling securityholders by supplement or post-effective amendments, if required. Please revise the disclosure to clarify that information regarding unnamed selling securityholders at the time of effectiveness must be provided using a post-effective amendment. Transferees, pledgees and donees of identified selling securityholders at the time of effectiveness of the registration statement may be identified in prospectus supplements.
2. The disclosure indicates under footnote 3 that Paul Lacronica has voting or investment power over the securities of Merrill Lynch as well as over a large number of the selling shareholders. Clarify, if true, that "Merrill Lynch" is a registered broker-dealer and whether any of the shareholders over which Mr. Lacronica has voting and/or investment power is therefore an affiliate of a registered broker-dealer.
3. Refer to footnote 24.  We note your disclosure that Man
Holdings
Limited is a subsidiary of Man Group, a public company listed on the
London Stock Exchange.  Please clarify whether the parent company
Man
Group exercises sole/ shared voting and/or investment power over Man
Holdings Limited or provide the information requested for Man Holdings Limited. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance Telephone Interpretations manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretations manual, which is publicly available on our website at www.sec.gov/interps/telephone.shtml.
4. We note the disclosure in your footnotes that SG Americas Securities, LLC and KBC Financial Products USA are registered broker-dealers. Please confirm whether any of the other selling shareholders are broker-dealers or affiliates of a registered broker-dealer. With respect to all registered broker-dealers, disclose whether their shares were received as compensation for investment banking services or as investment shares. If the shares were received other than for compensation, the broker-dealers must be named as underwriters in the prospectus. In this regard, please revise your Plan of Distribution disclosure to state that SG Americas
Securities, LLC and KBC Financial Products USA are underwriters.

Plan of Distribution
5. We note the qualifying language on page 51 that "to your knowledge," except for the two shareholder identified, none of the other selling shareholders are registered broker dealers and none of the broker-dealer affiliates purchased their shares outside of the ordinary course with a view to distribute the shares. Please revise the disclosure to provide an unqualified statement, based on the representations from the selling shareholders, as to whether you have identified all of the registered brokers and provided the appropriate representations regarding affiliates of registered broker-dealers.
6. We note your statement on page 51 that you are not aware of any underwriting plan or agreement, underwriters` or dealers` compensation, or passive market-making or stabilization transactions involving the purchase or distribution of the securities offered by the KBC Financial Products and SG Americas Securities. What is the basis for this statement? Isn`t it true that if the shares are sold at a profit, "dealers` compensation" is necessarily realized? Please advise.
7. We note your discussion regarding short sales. Please supplementally confirm that you are aware of Telephone Interpretation
A. 65 (July 1997) on this issue.
Incorporation by Reference
8. Amend the registration statement to specifically incorporate by reference the Form 10-Q for the period ended March 31, 2005 as well as any other reports filed pursuant to Section 13(a) before the effective date. Please also note that your definitive proxy statement is not one of the filings required to be incorporated. See
Item 12 of Form S-3.

Exhibits
9. We note that Section 14.8 of the indenture provides that the laws
of the state of New York shall be the governing law. As you must provide a "legal and binding obligation" opinion for a registration statement relating to debt securities, an opinion must be given as to
the governing law in order to fulfill the item requirement.
Please
indicate that you are opining under New York law with respect to the
indenture.  See Item 601(b)(5) of Regulation S-K.
10. We are unclear why your opinion refers to 18,239,506 shares of common stock "and such indeterminate number of additional shares .
..
.. as may be required for issuance upon conversion of the Notes" whereas the registration statement indicates that 18,239,506 shares is "the maximum amount potentially issuable upon conversion" Please advise.

Form 10-K for the year ended December 31, 2004

Controls and Procedures
11. Your disclosure on page 78 states that there were "no significant changes in [y]our internal controls or in other factors that could significantly affect [y]our disclosure controls and procedures subsequent to the Evaluation Date." Please note that Item 308(c) requires disclosure of any change in the registrant`s internal control over financial reporting that occurred during the registrant`s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting. We note that while the disclosure in the Form 10-Q for the period ended March 31, 2005 properly omits the "significant changes" language, it does not make reference to the relevant time period, i.e., the last fiscal quarter, and is therefore inconsistent with Item 308(c) in this regard. Please confirm, if true, that you met this standard during the evaluation periods relating to the 2004 Form 10-K and first quarter Form 10-Q and that you will conform your disclosure to the requirements of Item 308(c)
in future filings.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 		should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 551-3457 or, in her absence, the undersigned (202)-551-3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director

cc:  	Via facsimile:  925-236-6824
	Dan Cohen, Esq.
      Corporate Counsel
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Mr. Carl
Sybase, Inc.
June 9, 2005
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